Exhibit 99.2

AMC NETWORKS INC. ANNOUNCES PROPOSAL TO ACQUIRE RLJ ENTERTAINMENT, INC.

RLJ Entertainment Would Become a Privately Owned Subsidiary of AMC Networks,

with a Minority Stake Held by Robert L. Johnson

New York, NY – February 26, 2018: AMC Networks Inc. (“AMC Networks” or the “Company”) (NASDAQ: AMCX) today announced that it is proposing to acquire the outstanding shares of RLJ Entertainment, Inc. (“RLJ Entertainment”) (NASDAQ: RLJE) not currently owned by AMC Networks or entities affiliated with Robert L. Johnson for a purchase price of $4.25 per share in cash. RLJ Entertainment is a premium digital channel company which serves distinct audiences primarily through its OTT branded channels, Acorn TV (British TV) and UMC (Urban Movie Channel). Through this offer, AMC Networks intends for RLJ Entertainment to become a privately owned subsidiary of AMC Networks, with a minority stake held by Mr. Johnson.

The offer price represents a 10% premium to the closing price of the RLJ Entertainment common stock on Friday, February 23, a 12% premium to the volume weighted average trading price of the RLJ Entertainment common stock over the last ten trading days and a 126% premium to the closing price of the RLJ Entertainment common stock on the day prior to the announcement of AMC Networks’ initial investment.

In October 2016, AMC Networks and RLJE Entertainment formed a strategic partnership pursuant to which AMC Networks invested $65 million in RLJ Entertainment in the form of loans (which loans have subsequently been increased to an aggregate of $78 million) and AMC Networks received warrants which, if fully exercised, would provide AMC Networks with at least 50.1% of the outstanding RLJ Entertainment common stock on a fully diluted basis. AMC and Mr. Johnson currently own approximately 26% and 47% of the outstanding shares of RLJ Entertainment common stock, respectively.

AMC Networks has advised RLJ Entertainment that it is only interested in acquiring the shares of RLJ Entertainment not owned by AMC Networks or entities affiliated with Mr. Johnson and has no interest in disposing of its stake in RLJ Entertainment or participating in any other strategic process.

AMC Networks expects the Board of Directors of RLJ Entertainment to form a special committee of independent directors to consider the proposal with the assistance of an outside financial advisor and legal counsel and to negotiate the proposal with RLJ Entertainment. Mr. Johnson and the directors of RLJ Entertainment nominated by AMC Networks will not participate in the evaluation of the proposal. There can be no assurance that the proposal made by AMC Networks to RLJ Entertainment will result in a transaction or the terms upon which any transaction may occur.

Citigroup Global Markets Inc. is acting as financial advisor and Sullivan & Cromwell LLP is acting as legal counsel to AMC Networks in connection with the transaction.

Forward-Looking Statements

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Investors are cautioned that any such forward-looking statements are not guarantees of future performance, results or events and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the Company and its business, operations, financial condition and the industries in which it operates, the risk that the proposal made by the Company to RLJ Entertainment may not result in a transaction, and the factors described in the Company’s filings with the Securities and Exchange Commission, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. The Company disclaims any obligation to update any forward-looking statements contained herein.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material with respect to AMC Networks’ proposal to acquire RLJ Entertainment. In connection with this proposal, AMC Networks intends to file relevant materials with the SEC, including amended Schedule 13D filings and a transaction statement on Schedule 13E-3 with respect to RLJ Entertainment. RLJ Entertainment may also file relevant materials with the SEC, including a proxy statement on Schedule 14A if an agreement is reached with respect to a negotiated transaction. STOCKHOLDERS OF RLJ ENTERTAINMENT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AMC NETWORKS’ TRANSACTION STATEMENT AND RLJ ENTERTAINMENT’S PROXY STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and security holders will be able to obtain the documents, if and when they become available, free of charge at the SEC’s web site, http://www.sec.gov, and RLJ Entertainment’s stockholders will receive information at an appropriate time on how to obtain transaction-related documents, if and when they become available, free of charge from RLJ Entertainment. Such documents are not currently available.

Participants in Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any transaction statement, proxy statement or other filings that may be made with the SEC. Nonetheless, AMC Networks and its directors and executive officers and Robert L. Johnson may be deemed to be participants in the solicitation of proxies from the holders of RLJ Entertainment’s common stock in respect of the proposed acquisition. Information about the directors and executive officers of AMC Networks is set forth in the proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2017. Investors may obtain additional information regarding the interest of such participants by reading the SEC filings regarding the proposed acquisition if and when they become available.

About AMC Networks Inc.

AMC Networks owns and operates several of cable television’s most recognized brands delivering high quality content to audiences and a valuable platform to distributors and advertisers. The Company manages its business through two operating segments: (i) National Networks, which principally includes AMC, WE tv, BBC AMERICA, IFC and SundanceTV; and AMC Studios, the Company’s television production business; and (ii) International and Other, which principally includes AMC Networks International, the Company’s international programming business; IFC Films, the Company’s independent film distribution business; and the Company’s owned subscription streaming services, Sundance Now and Shudder. For more information on AMC Networks, please visit the Company’s website at http://www.amcnetworks.com.

AMC Contacts
Investor Relations	Corporate Communications
Seth Zaslow (646) 273-3766	Georgia Juvelis (917) 542-6390
seth.zaslow@amcnetworks.com	georgia.juvelis@amcnetworks.com

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